

March 9, 2012

<u>Via E-mail</u>
Rory O'Dare
President
Puravita Corporation
3211 Ocean Drive
Vero Beach, Florida 32963

> **Re: Puravita Corporation**
> **Post-Effective Amendment to Registration Statement on Form S-1**
> **Filed February 27, 2012**
> **File No. 333-172892**

Dear Mr. O'Dare:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   Please revise your registration statement to include updated financial statements. See Regulation S-X 3-12.

2.   We note that you have filed this post-effective amendment to extend the offering period by 270 days. The cover page of your prospectus, however, still states that the offering may terminate on the earlier of: (i) the date when the sale of all 2,000,000 shares to be sold by the issuer is completed, (ii) anytime after the minimum offering of 400,000 shares of common stock is achieved, or (ii) 180 days from the effective date of this document. Please update this disclosure so that it is clear when your offering will terminate. Please also note that Securities Act Rule 419(e)(2)(iv) requires that any funds in escrow be returned if an acquisition meeting the requirements of the rule has not occurred by a date 18

months after the effective date of the initial registration statement.

3.　　We note that your disclosure states that your fiscal year end is December 31. Please tell us why you have filed a Form 10-Q for the period ended December 31.

4.　　Please confirm to us that to date no subscriptions have been placed in escrow.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please me at (202) 551-3655 with any questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Special Counsel